

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2015

Timothy Roberts
Chief Executive Officer
HashingSpace Corporation
5700 Oakland Avenue, #200
St. Louis, Missouri 63110

> **Re:** **HashingSpace Corporation**
> **Form 8-K**
> **Filed July 10, 2015**
> **File No. 333-190726**

Dear Mr. Roberts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Description of Business

Products and Services, page 6

1. Please expand your disclosure here and in your Management's Discussion and Analysis of Financial Condition and Results of Operations to discuss the timing of your product offerings. For example, we note that HashingSpace is in the process of designing a 186,000 square foot data center. Disclose the date the company expects the datacenter to be operational.

Properties, page 9

2. We note your disclosure on page 4 that you have secured datacenter space in Washington State. Please disclose the information required under Item 102 of Regulation S-K.

Results of Operations for the Period from November 12, 2014 (Inception) through February 28, 2015, page 9

3.      Please substantially revise this section to include all information required by Item 303 of Regulation S-K.

4.      Please expand your disclosure to discuss how management intends to monetize the suite of services the company anticipates to offer.

Age of Financial Statements

5.      Since the merger transaction occurred subsequent to the fiscal year end of the registrant, please update the audited financial statements of HashingSpace Corporation and other financial information in the Form 8-K to include the fiscal year ended May 31, 2015.

Notes to Financial Statements

Note 6 – Commitments and Contingencies

Digital Services, page F-13

6.      We note your disclosure of a digital services agreement.  Please disclose, if true, that this is an agreement with a related party.  Please also describe any consideration received for entering the agreement and the consequences, if material, for failing to reach the target amounts.

Note 9 – Concentrations, page F-14

7.      We note that for the period ended November 12, 2014, the company earned $4,790 in transaction verification service revenue performed in one mining pool.  Please clarify whether the amounts recorded in revenue during these periods represent fees earned by the company for the successful mining of bitcoin on a customer's behalf, or whether these amounts represent successful bitcoin mining performed by the company on its own behalf.

Exhibit 99.2

Pro Forma Balance Sheet, page 2

8.      We note that you are carrying the accumulated deficit of Milestone International, Corp. into the consolidated entity, instead of adjusting the balance into Additional paid-in capital.  The balance sheet subsequent to the transaction should reflect the accumulated deficit of HashingSpace Corporation since it is considered the accounting acquirer.  Please revise your pro forma presentation accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant at 202-551-3794 or Terry French, Accountant Branch Chief at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:    Peter Campitiello, Esq.
       Kane Kessler, P.C.